Exhibit 1
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FOR IMMEDIATE RELEASE                                            24 October 2007


                              WPP GROUP PLC ("WPP")

                            WPP acquires Blast Radius


WPP announces that it has acquired the business of Blast Radius ("Blast Radius"), a leading strategic interactive marketing agency, which designs, delivers and optimizes innovative, profitable, customer experiences for leading global brands. Blast Radius will be aligned with WPP's wholly-owned operating company Wunderman, the leading marketing communications network.

Founded in 1997, Blast Radius is based in Vancouver with offices in San Francisco, New York, Toronto, Amsterdam and London and employs 350 people. Clients include, Nike, Starbucks and Whirlpool UnitedHealth Group.

Blast Radius's revenues for the year ended 31 December 2006 were CAN$41.8 million, with gross assets at the same date of CAN$20.5 million.

This acquisition continues WPP's strategy of developing its networks in fast growing markets and sectors and strengthening its capabilities in digital media.


Contact:
Feona McEwan, WPP       +44 (0)20 7408 2204
www.wpp.com
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